UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On August 29, 2023, SaverOne 2014 Ltd. (the “Company”) issued a press release entitled “SaverOne Reports First Half 2023 Results with Strong Revenue Growth”. In addition, on the same day, the Company issued unaudited interim condensed financial statements as of June 30, 2023, as well as its operating and financial review as of June 30, 2023. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review as of June 30, 2023

99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2023

99.3	Press release titled: “SaverOne Reports First Half 2023 Results with Strong Revenue Growth”

EXHIBIT INDEX

Exhibit No.	Description

99.1	Operating and Financial Review as of June 30, 2023

99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2023

99.3	Press release titled: “SaverOne Reports First Half 2023 Results with Strong Revenue Growth”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 29, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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